UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MAXEON SOLAR TECHNOLOGIES, LTD.

SunPower Corporation Limited
SunPower Energy Corporation Limited
SunPower Manufacturing Corporation Limited
Maxeon Rooster HoldCo, Ltd.
Maxeon Solar PTE. Ltd.
SunPower Bermuda Holdings
SunPower Technology Ltd.
SunPower Philippines Manufacturing Ltd.
Rooster Bermuda DRE, LLC SunPower Systems Sàrl (Name of Applicants)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028	Up to a maximum aggregate principal amount of $218 million

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Name and address for agent of service:

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 11036-8401

800-927-9800

With a copy to:

Jessica Zhou Kaya Proudian White & Case LLP 16th Floor, York House, The Landmark 15 Queen’s Road Central Hong Kong China Phone: +852 28228725	Laura Katherine Mann White & Case LLP 609 Main Street, Suite 2900 Houston, TX 77002 (713) 496-9695

The Applicants hereby amend this application for qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

Applicant	Form of Organization	Jurisdiction of Organization
Maxeon Solar Technologies, Ltd. (the “Company”)	Public Company Limited by Shares	Singapore
SunPower Corporation Limited	Company Limited by Shares	Hong Kong
SunPower Energy Corporation Limited	Company Limited by Shares	Hong Kong
SunPower Manufacturing Corporation Limited	Company Limited by Shares	Hong Kong
Maxeon Rooster HoldCo, Ltd.	Exempted Company limited by shares	Bermuda
Maxeon Solar Pte. Ltd.	Private Company Limited by Shares	Singapore
SunPower Bermuda Holdings	Exempted General Partnership	Bermuda
SunPower Technology Ltd.	Exempted Company Limited by Shares	Cayman Islands
SunPower Philippines Manufacturing Ltd.	Exempted Company Limited by Shares	Cayman Islands
Rooster Bermuda DRE, LLC	Limited Liability Company	Bermuda
SunPower Systems Sàrl	Limited Liability Company	Switzerland

The foregoing entities are referred to herein collectively as the “Applicants.” The Applicants, other than the Company, and any other entities that will act as a guarantor under the New 2L Notes Indenture (as defined below) are referred to herein collectively as the “Guarantors.”

2. Securities Act exemption applicable

The Company intends to acquire approximately $196 million aggregate principal amount of the Company’s 6.50% Green Convertible Senior Notes due 2025 (the “Existing Notes”), upon the terms and subject to the conditions set forth in exchange agreements (each, an “Exchange Agreement”) between the Company and certain holders of the Existing Notes.

In accordance with the Exchange Agreements, subject to the terms and conditions set forth therein, for each $1,000 principal amount of Existing Notes so acquired, each holder thereof will be issued (i) (x) $700 principal amount of Tranche A Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Notes”); (y) $300 principal amount of Tranche B Notes of the Company’s new Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Notes,” and together with Tranche A Notes, the “New 2L Notes”), plus (z) an additional principal amount of New 2L Notes, in the form of Tranche B Notes, equal to the amount of accrued and unpaid interest on such Existing Notes up to, but not including, the date on which the closing of the transactions contemplated by the Exchange Agreement occurs, and (ii) warrants (the “Warrants” and together with the New 2L Notes, the “Exchange Securities”) granting such holder the right to purchase ordinary shares, no par value (the “Shares”), of the Company subject to the terms and conditions set forth therein (collectively, together with such transactions contemplated by the Exchange Agreements, the “Exchanges”).

This Application has been filed to qualify the Indenture that will govern the New 2L Notes (the “New 2L Notes Indenture”). The issuance of the New 2L Notes is being made in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the following facts:

●	no sales of securities of the same class as the New 2L Notes have been or are intended to be made by the Company or by or through an underwriter at or about the same time as the Exchanges for which the exemption is claimed;

●	no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchanges, except for payment of (i) advisory fees to financial advisors that advised the Company with respect to the terms of the Exchanges, (ii) advisory fees to financial advisors that advised the noteholders with respect to the terms of the Exchanges, (iii) the fees and expenses of the Company’s legal advisors for their legal services, (iv) the fees and expenses of the noteholders’ legal advisors for their legal services, (v) the fees of the Company’s tax advisors and (vi) fees charged by the trustee and the security agents under the New 2L Notes Indenture for their respective services as trustee and security agents in connection with the Exchanges;

●	the Company’s financial advisors have not been retained to solicit or make, and will not be soliciting or making, any recommendation with respect to the Exchanges;

●	the fees payable to the Company’s financial advisor do not depend on the closing of the Exchanges or the amount of any Existing Notes to be exchanged; and

●	no holder of Existing Notes has made or will be requested to make any payment of cash or non-cash consideration in connection with the Exchanges other than the surrender of their Existing Notes.

Trust Indenture Act of 1939

The Company hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939 (the “TIA”), it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act and to which this subsection is applicable notwithstanding the provisions of Section 304 of the TIA, unless such security has been or is to be issued under an indenture and an application for qualification (the “application”) has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the TIA. The failure to file an application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that this Application was not filed until after the Exchange Agreements were entered into. It was not certain prior to the date hereof what the parties would determine to be the terms of the New 2L Notes Indenture, and whether such notes would ultimately be issued pursuant to the exemption provided under Section 3(a)(9) of the Securities Act or Section 4(a)(2) of the Securities Act. Therefore, the Company believes it would have been premature to file the Form T-3 prior to those details being determined. The Applicants believe that the purposes behind the requirement to file a Form T-3 (namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of the indentures) was served prior to the filing of this Form T-3 with respect to the New 2L Notes. The holders of the Existing Notes participating in the Exchanges were at all times adequately represented by counsel during discussions with such holders regarding the terms of the New 2L Notes. Moreover, these holders actively negotiated for the terms of the New 2L Notes contained in the New 2L Notes Indenture. Furthermore, the holders of Existing Notes had and continue to have access to a significant amount of information regarding the Applicants by virtue of both (i) having been creditors of and/or investors in the Company for an extensive period of time and (ii) having had access to the reports and other information that had been filed with the Securities and Exchange Commission by the Company, which is required to file reports with the Securities and Exchange Commission. The Applicants also believe that the New 2L Notes Indenture contains terms and conditions that are in line with market standard terms and conditions to which investors have become accustomed for transactions of this type. The Company represents that none of the New 2L Notes under the New 2L Notes Indenture to be qualified by this Application have been issued and covenants that none of such notes will be issued prior to this Application being declared effective.

AFFILIATES

3. Affiliates.

The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this Application. Solid connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

* Other Ownership:

SunPower Energy Systems Southern Africa (Pty) Ltd: 24.05% owned by The S.A Solar Empowerment Trust

Maxeon Rooster HoldCo, Ltd: 9.90% De minimis preferred stock held by SunPower Corporation Ltd.

Tenesol Venezuela: 0.03% owned by Luis Raygada

Huansheng: Tianjin Zhonghuan Semiconductor Co.Ltd: 84%

SunPower Systems International Ltd: ZhongHuan HK Holding Ltd: 20%

SunPower Corporation Mexico, S. de R.L. de C.V.: 0.03% owned by Sunpower Technology, Ltd.

SunPower Solar India Private Limited: 2 shares owned by SunPower Malta Ltd

Maxeon Solar Product Mexico S. de R.L. de C.V. is owned 0.002% by Maxeon Rooster HoldCo, Ltd.

Maxeon Solar Systems Mexico S. de R.L. de C.V. is owned 0.002% by Maxeon Rooster HoldCo, Ltd.

SPML Land, Inc.: BPI Trust and three shares owned by individuals

SunPower Malta ltd: 2 shares held by SunPower Systems Sàrl

Certain directors and officers of the Applicants may be deemed to be affiliates thereof by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

In addition, certain persons may be deemed to be affiliates of the Applicants by virtue of their current or anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following table lists the names and offices held by all current directors and executive officers of each Applicant. The address for each director and executive officer for the Applicants is c/o Maxeon Solar Technologies, Ltd., 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore.

As of the date hereof:

Maxeon Solar Technologies, Ltd.

Name	Position
William Mulligan	Chief Executive Officer
Matt Dawson	Chief Technology Officer
Kai Strohbecke	Chief Financial Officer
Lindsey Roon Wiedmann	Chief Legal & Sustainability Officer
Peter Aschenbrenner	Chief Strategy Officer
Tiffany See	Chief Human Resources Officer
Ralf Elias	Chief Product Officer
Vikas Desai	Chief Commercial Officer

SunPower Corporation Limited

Name	Position
Peter Aschenbrenner	Director
Diana Ma	Director
SunPower Energy Corporation Limited

Name	Position
Kai Strohbecke	Director
Peter Aschenbrenner	Director
Diana Ma	Director

SunPower Manufacturing Corporation Limited

Name	Position
Kai Strohbecke	Director
Peter Aschenbrenner	Director
Diana Ma	Director

Maxeon Rooster HoldCo, Ltd.

Name	Position
Philippe Querbes	Treasurer
Kai Strohbecke	Director
Wong Lai Ping	Vice-President
Maxeon Solar PTE. Ltd.

Name	Position
Kai Strohbecke	Chief Financial Officer/Director
Lindsey Wiedmann	Assistant Secretary
Marc Robinson	Assistant Secretary
Wong Lai Ping	Director
SunPower Bermuda Holdings

Name	Position
Frederic Biollaz	Chief Executive Officer/Director
Kai Strohbecke	Chief Financial Officer/Director
Lai Ping Wong	Vice President/Director
Philippe Querbes	Treasurer
SunPower Technology Ltd.

Name	Position
Frederic Biollaz	Chief Executive Officer/President(Director)
Wong Lai Ping	Vice President
Lindsey Wiedmann	Secretary
Matt Kasdin	Assistant Secretary
Intertrust	Assistant Secretary
SunPower Philippines Manufacturing Ltd.

Name	Position
Boris Bastien	Chief Executive Officer/President (Director)
Ryan Archival Cedillo	Assistant Secretary/SEC GIS Resident Agent
Wong Lai Ping	Vice President
Philippe Querbes	Treasurer
Lindsey Wiedmann	Assistant Secretary
Rooster Bermuda DRE, LLC

Name	Position
Kai Strohbecke	Director
SunPower Systems Sàrl

Name	Position
Frederic Biollaz	President Gerant (Director)
Vincent Maurice	Gerant (Director)

5. Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of each Applicant as of May 21, 2024. Unless otherwise indicated, the mailing address of each holder listed in each of the tables set forth below is: c/o Maxeon Solar Technologies, Ltd., 8 Marina Boulevard #05-02, Marina Bay Financial Centre, 018981, Singapore.

The Company

Company Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Maxeon Solar Technologies, Ltd.	TotalEnergies SE(1)	Ordinary Shares	8,000,931	14.6%
Maxeon Solar Technologies, Ltd.	Zhonghuan Singapore Investment and Development Pte. Ltd.(2)	Ordinary Shares	12,285,692	22.4%
Maxeon Solar Technologies, Ltd.	BlackRock, Inc.(3)	Ordinary Shares	5,401,371	10.2%

(1)	The mailing address of such holder is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France 00-331-4135-2834.

(2)	The mailing address of such holder is No. 12 East Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China

(3)	The mailing address of such holder is 50 Hudson Yards, New York, New York 10001.

The Guarantors

Guarantor Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
SunPower Corporation Limited	Maxeon Solar Technologies, Ltd.	Ordinary Shares	127,867,194	100%
SunPower Energy Corporation Limited	Maxeon Solar Technologies, Ltd.	Ordinary Shares	1,000	100%
SunPower Manufacturing Corporation Limited	Maxeon Solar Technologies, Ltd.	Ordinary Shares	1,000	100%
Maxeon Rooster Holdco, Ltd.	Maxeon Solar Technologies, Ltd.	Common Shares	91,000	100%
Maxeon Solar Pte. Ltd.	Maxeon Rooster Holdco, Ltd.	Ordinary Shares	2	100%
SunPower Bermuda Holdings	Rooster Bermuda Dre, LLC	N/A	N/A	10%
SunPower Bermuda Holdings	Maxeon Rooster Holdco, Ltd.	N/A	N/A	90%
SunPower Technology Ltd.	SunPower Systems Sàrl	Ordinary Shares	2,000	100%
SunPower Philippines Manufacturing Ltd.	SunPower Technology Ltd.	Ordinary Shares	2,000	100%
Rooster Bermuda DRE, LLC	Maxeon Rooster HoldCo, Ltd.	N/A	N/A	100%
SunPower Systems Sàrl	SunPower Bermuda Holdings	Common voting shares	100	100%

6. Underwriters.

(a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this Application are listed below, along with the title of each class of securities underwritten by the underwriter.

Name	Address	Title of Class of Securities Underwritten
BofA Securities, LLC	One Bryant Park New York, New York 10036	Ordinary shares, no par value

Morgan Stanley & Co. LLC	1585 Broadway New York, New York 10036	Ordinary shares, no par value

Raymond James & Associates, Inc.	880 Carillon Parkway St. Petersburg, FL 33716	Ordinary shares, no par value

Roth Capital Partners, LLC	888 San Clemente Drive Suite 400 Newport Beach, CA 92660	Ordinary shares, no par value

(b) No person is acting, or proposed to be acting, as principal underwriter of the New 2L Notes proposed to be issued pursuant to the New 2L Notes Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date of the filing of this application.

Applicant	Title of Equity Securities	Amount Authorized	Amount Outstanding
Maxeon Solar Technologies, Ltd.	Ordinary Shares, no par value	Not Applicable(1)	54,876,005
SunPower Corporation Limited	Ordinary Shares- no par value	Not Applicable	127,867,194
SunPower Energy Corporation Limited	Ordinary Shares-no par value	Not Applicable	1,000
SunPower Manufacturing Corporation Limited	Ordinary Shares-no par value	Not Applicable	1,000
Maxeon Rooster HoldCo, Ltd.	Common Shares, par value USD $0.01 per share	Not Applicable	91,000
Maxeon Rooster HoldCo, Ltd.	Preferred non-voting Shares, par value USD $0.01 per share	Not applicable	10,000
Maxeon Solar Pte. Ltd.	Ordinary Shares-no par value	Not Applicable(1)	2
SunPower Bermuda Holdings	Not Applicable	Not Applicable	Not Applicable
SunPower Technology Ltd.	Ordinary Shares, par value USD $1.00 per share	50,000	2,000
SunPower Philippines Manufacturing Ltd.	Ordinary Shares, par value USD $1.00 per share	50,000	2,000
Rooster Bermuda DRE, LLC	Not Applicable	Not Applicable	Not Applicable
SunPower Systems Sàrl	Common voting shares	1,000	100

(1)	There is no concept of authorized share capital under Singapore law.
(b)	Unless otherwise specified, (i) each of the entities listed above has issued only one class of voting securities and (ii) the holders of such securities are entitled to one vote per share on all matters presented to securities holders.

8. Analysis of indenture provisions.

The New 2L Notes will be issued under the New 2L Notes Indenture to be entered into among the Company, the Guarantors, the trustee named therein (the “Trustee”), the collateral trustee named therein (the “Collateral Trustee”) and the supplemental collateral trustee named therein (the “Supplemental Collateral Trustee”). The following is a general description of certain provisions expected to be included in the New 2L Notes Indenture, and the description is qualified in its entirety by reference to the form of the New 2L Notes Indenture to be filed as Exhibit T3.C1 herewith. The Company has not entered into the New 2L Notes Indenture as of the date of this filing, and the terms of the New 2L Notes Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New 2L Notes Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the New 2L Notes Indenture:

(1) a default in the payment when due (whether at maturity, upon Redemption or Repurchase Upon Fundamental Change or otherwise) of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, any New 2L Note;

(2) a default in the payment when due of interest on any New 2L Note, which default continues for thirty (30) days;

(3) the Company’s failure to deliver, when required by the New 2L Notes Indenture, a Fundamental Change Notice, such failure is not cured within three (3) Business Days after its occurrence;

(4) a default in the payment or delivery when due of the Exchange Consideration for any Note subject to an Optional Exchange;

(5) a default in the Company’s obligation to convert a New 2L Note in accordance with the provisions relating to the conversion of the New 2L Notes upon the exercise of the conversion right with respect thereto, if such default is not cured within two (2) Business Days after its occurrence;

(6) a default in the Company’s obligations under the covenant relating to the merger, consolidation, sale of all or substantially all assets of the Company or any Guarantor;

(7) a default in any of the Company’s obligations or agreements under the Indenture Documents (other than a default set forth in clauses (1), (2), (3), (4), (5) or (6) above) where such default is not cured or waived within thirty (30) days after notice to the Company by the Trustee and the Collateral Trustee, or to the Company, the Trustee and the Collateral Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of New 2L Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”, provided that any issuance of Ordinary Shares in connection with any conversion (including in connection with the Optional Exchange) that results in any holder of the Notes, together with the Attribution Parties, beneficially owns or would beneficially own the number of Ordinary Shares in excess of the Exchange Cap shall not constitute a Default or an Event of Default;

(8) a default by a Company Indenture Party or any of its Significant Subsidiaries with respect to indebtedness for money borrowed (whether pursuant to one or more agreements or other instruments) of greater than twenty-five million dollars ($25,000,000) (or its foreign currency equivalent) in the aggregate of a Company Indenture Party or any of its Significant Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, either: (x) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity, or (y) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration or otherwise, and, in the case of either clause (x) or (y), such acceleration is not, after the expiration of any applicable grace period, rescinded or annulled or such indebtedness is not paid or discharged, as the case may be, within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of New 2L Notes then outstanding in accordance with the New 2L Notes Indenture;

(9) one or more final judgments being rendered against a Company Indenture Party or any of its Subsidiaries for the payment of at least twenty-five million dollars ($25,000,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within sixty (60) days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (ii) the date on which all rights to appeal have been extinguished;

(10) certain events of bankruptcy or insolvency described in the New 2L Notes Indenture with respect to the Company Indenture Party or any of its Significant Subsidiaries;

(11) a court of competent jurisdiction enters certain orders or decrees described in the New 2L Notes Indenture granting reliefs under bankruptcy laws with respect to the Company Indenture Party or any of its Significant Subsidiaries, and such order or decrees remains unstayed and in effect for at least sixty (60) days;

(12) if the obligation of any Guarantor under its Guarantee or any other Indenture Document to which any Guarantor is a party is limited or terminated by operation of law or by such Guarantor (other than, in each case, in accordance with the terms of the New 2L Notes Indenture or such other Indenture Documents), or if any Guarantor fails to perform any obligation under its Guarantee or under any such Indenture Document, or repudiates or revokes or purports to repudiate or revoke in writing any obligation under its Guarantee, or under any such Indenture Document, or any Guarantor ceases to exist for any reason (other than as permitted or not prohibited by the New 2L Notes Indenture); or

(13) except as permitted or not prohibited by the New 2L Notes Indenture and other Indenture Documents, if the New 2L Notes Indenture or any other Indenture Document that purports to create a Lien on Collateral, shall, for any reason, fail or cease to be in full force and effect for any reason, being declared fully or partially void in judicial, regulatory or administrative proceeding or becoming enforceable against the relevant Company Indenture Parties.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company Indenture Party or any of its Significant Subsidiaries, or a court of competent jurisdiction enters certain order or decrees described in the New 2L Notes Indenture granting reliefs under bankruptcy laws with respect to the Company Indenture Party or any of its Significant Subsidiaries that remains unstayed and in effect for at least sixty (60) days, all outstanding New 2L Notes will become due and payable immediately without further action or notice.

If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New 2L Notes may declare all the New 2L Notes of such series to be due and payable immediately.

Notwithstanding the foregoing, with respect to any Event of Default arising from the Company’s failure (a “Reporting Event of Default”) to comply with the covenant relating to the provision to the Trustee and the Collateral Trustee copies of all reports that the Company is required to file pursuant to Section 13(a) or 15(d) of the Exchange Act within fifteen (15) calendar days after the date that the Company is required to file the same, the Company may elect that the sole remedy for the first one hundred and eighty (180) calendar days after a Reporting Event of Default has occurred and is continuing shall consist exclusively of the accrual of the Special Interest on the New 2L Notes in addition to the interest that accrues on the New 2L Notes. On the 181st day following the Reporting Event of Default, if such Reporting Event of Default has not been cured or waived prior to such 181st day, the New 2L Notes will be subject to acceleration as provided above.

If a Default or Event of Default occurs, then the Trustee will send Holders a notice of such Default or Event of Default within ninety (90) days after it occurs or, if it is not known to the Trustee at such time, promptly (and in any event within ten (10) Business Days) after it becomes known to a Responsible Officer. Except in the case of a Default or Event of Default in the payment of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or interest on, any New 2L Note, the Trustee may withhold such notice if and for so long as it in good faith determines that withholding such notice is in the interests of the Holders.

(b)	Authentication and Delivery of the Notes; Application of Proceeds.

The New 2L Notes may be executed on behalf of the Company by at least one Officer by manual, electronic or facsimile signature. No New 2L Note will be valid until it is authenticated by the manual or electronic signature of the Trustee. The Trustee shall, upon a written order of the Company signed by an officer, authenticate the New 2L Notes for original issue. The Trustee shall manually or electronically authenticate a New 2L Note only if (1) the Company delivers such New 2L Note to the Trustee; (2) such New 2L Note is duly executed by the Company; and (3) the Company delivers a Company Order to the Trustee that (a) requests the Trustee to authenticate such New 2L Note; and (b) sets forth the name of the Holder of such New 2L Note and the date as of which such New 2L Note is to be authenticated.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New 2L Notes. A duly appointed authenticating agent may authenticate New 2L Notes whenever the Trustee may do so under this New 2L Notes Indenture, and a New 2L Note authenticated as provided in this New 2L Notes Indenture by such an agent will be deemed, for purposes of this New 2L Notes Indenture, to be authenticated by the Trustee.

The New 2L Notes shall be issuable only in registered form without coupons in denominations of $1,000 and integral multiples of $1.00 in excess thereof.

On the Issue Date, the Trustee shall, upon a Company Order, authenticate (A) one hundred and thirty-seven million two hundred thousand dollars ($137,200,000) aggregate principal amount of the Tranche A Notes; and (b) fifty-eight million eight hundred thousand dollars ($58,800,000) aggregate principal amount of the Tranche B Notes.

At any time thereafter, the Company may deliver PIK Notes executed by the Company to the Trustee for authentication, together with a written order of the Company in the form of an Officers’ Certificate for the authentication and delivery of such PIK Notes, as applicable, and the Trustee in accordance with such written order of the Company shall authenticate and deliver such PIK Notes.

At any time thereafter, the Company may deliver Additional Notes executed by the Company to the Trustee for authentication, together with a written order of the Company in the form of an Officers’ Certificate for the authentication and delivery of such Additional Notes, as applicable, and the Trustee in accordance with such written order of the Company shall authenticate and deliver such Additional Notes. For the avoidance of doubt, the Additional Notes and the PIK Notes may be issued only the form of Tranche B Notes.

The Company will not receive any proceeds from the issuance of the New 2L Notes pursuant to the Exchanges.

(c)	Release of Collateral.

With respect to the New 2L Notes, subject to the terms of the Intercreditor Agreement and the terms of section 11.05(D) of the New 2L Notes Indenture, the Liens on the Collateral will be released:

(1) upon any dispositions of any portion of the Collateral that constitute a disposition permitted under any Priority Lien Debt Document; provided that Liens on such Collateral under any Priority Lien Debt Document are also released under any such Priority Lien Debt Document substantially concurrently;

(2) upon the full and final payment and performance of all Obligations of the Company under the New 2L Notes Indenture and the New 2L Notes or the satisfaction and discharge of the New 2L Notes Indenture and the other Indenture Documents as discussed below;

(3) under certain circumstances as described in section 8.03 of the New 2L Notes Indenture, with the consent of Supermajority Holders

(4) if the Collateral is owned by a Guarantor, upon the release of such Guarantor from its Notes Guarantee, pursuant to the terms of the New 2L Notes Indenture, the Intercreditor Agreement and/or the Priority Lien Debt Document;

(5) to the extent the Liens on the Collateral securing the Priority Lien Secured Obligations are released by the First Lien Collateral Trustees (other than a discharge or release by or as a result of payment under such guarantee after the occurrence of a payment default or acceleration thereunder (it being understood that a release subject to a contingent reinstatement is still a release)), upon release of such Liens; and

(6) pursuant to the Intercreditor Agreement and the Notes Security Documents.

(d)	Satisfaction and Discharge.

The New 2L Notes Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) all New 2L Notes then outstanding (except mutilated, lost, destroyed or wrongfully taken New 2L Notes that have been replaced) have (i) been delivered to the Trustee for cancellation; or (ii) become due and payable (whether on a Redemption Date, a Fundamental Change Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash or Conversion Consideration, as applicable, that has been fixed;

(2) the Company or any Guarantor has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or, with respect to Conversion Consideration, the Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash (or, with respect to New 2L Notes to be converted, Conversion Consideration) sufficient to satisfy all amounts or other property (including, if applicable, all related Additional Amounts) due on all New 2L Notes then outstanding (except mutilated, lost, destroyed or wrongfully taken New 2L Notes that have been replaced); and

(3) the Company has performed all other Obligation by it under the New 2L Notes Indenture.

In addition, the Company must deliver an Officer’s Certificate of the Company and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)	Evidence of Compliance with Conditions and Covenants.

Within one hundred twenty (120) days after the earlier of (x) the end of the fiscal year of 2024 and each fiscal year of the Company thereafter, and (y) January 5 of the following year, the Company will deliver an Officer’s Certificate to the Trustee and the Collateral Trustee stating (i) that the signatory thereto has supervised a review of the activities of the Company Indenture Parties during such fiscal year with a view towards determining whether any Default or Event of Default has occurred; and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred or is continuing (and, if so, describing all such Defaults or Events of Default and what action any Company Indenture Party is taking or proposes to take with respect thereto).

If a Default or Event of Default occurs, then the Company will, within thirty (30) days after its occurrence, deliver an Officer’s Certificate to the Trustee and the Collateral Trustee describing the same and what action the Company or any Company Indenture Party is taking or proposes to take with respect thereto. However, such notice will not be required if such Default or Event of Default has been cured or waived before the date the Company is required to deliver such notice.

9. Other obligors.

No person, other than the Applicants, will be an obligor of the New 2L Notes.

Contents of Application for Qualification. This application for qualification comprises—

(a) Pages numbered 1 to 11, consecutively.

(b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3.A1	Maxeon Solar Technologies, Ltd.’s Constitution (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) on August 27, 2020).
Exhibit T3.A2*	Certificate of Incorporation of SunPower Corporation Limited.
Exhibit T3.A3*	Certificate of Incorporation of SunPower Energy Corporation Limited.
Exhibit T3.A4*	Certificate of Incorporation of SunPower Manufacturing Corporation Limited.
Exhibit T3.A5*	Certificate of Incorporation of Maxeon Rooster HoldCo, Ltd.
Exhibit T3.A6*	Constitution of Maxeon Solar PTE. Ltd.
Exhibit T3.A7*	Certificate of Registration for an Exempted Partnership of SunPower Bermuda Holdings.
Exhibit T3.A8*	Certificate of Incorporation of SunPower Technology Ltd.
Exhibit T3.A9*	Certificate of Incorporation of SunPower Philippines Manufacturing Ltd.
Exhibit T3.A10*	Certificate of Formation of Rooster Bermuda DRE, LLC.
Exhibit T3.A11*	Deed Registry of SunPower Systems Sàrl
Exhibit T3.B1*	Memorandum and Articles of Association of SunPower Corporation Limited.
Exhibit T3.B2*	Articles of Association of SunPower Energy Corporation Limited.
Exhibit T3.B3*	Articles of Association of SunPower Manufacturing Corporation Limited.
Exhibit T3.B4*	Bye laws of Maxeon Rooster HoldCo, Ltd.
Exhibit T3.B5*	Amended and Restated Partnership Agreement of SunPower Bermuda Holdings.
Exhibit T3.B6*	Memorandum and Articles of Association of SunPower Technology Ltd.
Exhibit T3.B7*	Memorandum and Articles of Association of SunPower Philippines Manufacturing Ltd.
Exhibit T3.B8*	Limited Liability Company Agreement of Rooster Bermuda DRE, LLC.
Exhibit T3.B9*	Articles of Association of SunPower Systems Sàrl.
Exhibit T3.C1*	Form of Indenture relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028.
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1	Form of Exchange Agreement by and among Maxeon Solar Technologies, Ltd. and certain holders of the 6.50% Green Convertible Senior Notes due 2025 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-39368) on May 30, 2024).
Exhibit T3F.1*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Chief Financial Officer

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER CORPORATION LIMITED

By:	/s/ Peter Aschenbrenner
Name:	Peter Aschenbrenner
Title:	Authorized Signatory

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER ENERGY CORPORATION LIMITED

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER MANUFACTURING CORPORATION LIMITED

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

MAXEON ROOSTER HOLDCO, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

MAXEON SOLAR PTE. LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER BERMUDA HOLDINGS

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER TECHNOLOGY LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER PHILIPPINES MANUFACTURING LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

ROOSTER BERMUDA DRE, LLC

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Director

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of San Jose, California, on the 30th day of May, 2024:

SUNPOWER SYSTEMS SÀRL

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

Attest:

/s/ Lindsey Roon Wiedmann
Name:	Lindsey Roon Wiedmann
Title:	Chief Legal & Sustainability Officer of Maxeon Solar Technologies, Ltd.